Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

Barrick only

	2006	2007	2008	2009	2010	Six months ended June 30 2011
(in millions of United States dollars)	US GAAP	US GAAP	US GAAP	US GAAP	US GAAP	IFRS
Ratio of earnings to fixed charges
Earnings
Income from continuing operations before income taxes and other items	1,560	1,480	1,451	(3,630)	4,745	3,234
Add: Fixed Charges	228	237	243	326	586	238
Amortization of capitalized interest	12	14	9	12	42	7
(Loss) gain from equity investees	(4)	(43)	(64)	(87)	(41)	5
Less: Capitalized interest	(102)	(124)	(222)	(269)	(230)	(177)

	1,694	1,564	1,417	(3,648)	5,102	3,297

Fixed Charges
Interest expensed	126	113	21	57	356	51
Capitalized interest	102	124	222	269	230	177

	228	237	243	326	586	228

Ratio of earnings to fixed charges	7	7	6	(11)	9	14